	1Q14	2Q14	3Q14	4Q14	Total FY2013	Affiliated Broker(s)
Transamerica Morgan Stanley Capital Growth VP	$ 42.59	$ 206.03	$ 33.68	$ 61.37	$ 343.67	BIDS(Q1,Q2,Q3, Q4)
Transamerica Morgan Stanley Mid Cap Growth VP	$ 520.55	$ 1,150.07	$ 1,688.27	$ 937.38	$ 4,296.27	BIDS(Q1,Q2,Q3,Q4) Morgan Stanley (Q3, Q4)